FILED BY HUT 8 MINING CORP.

COMMISSION FILE NO. 001-40487

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933, AS AMENDED

SUBJECT COMPANY: U.S. DATA MINING GROUP, INC. AND HUT 8 CORP.

Independent Proxy Advisory Firm Glass Lewis Recommends Hut 8 Shareholders Vote for Merger of Equals with US Bitcoin Corp

Votes must be received no later than 4 p.m. ET September 8, 2023

TORONTO, August 30, 2023 /CNW/ – Hut 8 Mining Corp. (Nasdaq: HUT) (TSX: HUT), (“Hut 8” or the “Company”) one of North America’s largest, innovation-focused digital asset mining pioneers and high performance computing infrastructure providers, announced today that Glass Lewis & Co. (“Glass Lewis”), the second-largest American proxy advisory services company in North America, has recommended that Hut 8 shareholders vote in favour of the resolutions approving the proposed business combination (the “Transaction”) with U.S. Data Mining Group, Inc. dba US Bitcoin Corp (“USBTC”).

The recommendation comes as Hut 8 continues to make progress on the Transaction, pursuant to which Hut 8 and USBTC will combine in an all-stock merger of equals. The combined company will be named Hut 8 Corp. (“New Hut”) and will be a U.S.-domiciled entity. New Hut intends to list its shares on Nasdaq and the TSX under the trading symbol “HUT” following the completion of the Transaction, subject to the approval of Nasdaq and the TSX. The Transaction is expected to establish New Hut as a large scale, publicly traded Bitcoin miner focused on economical mining, highly diversified revenue streams, and industry leading environmental, social, and governance (ESG) practices.

New Hut’s combined balance sheet is expected to provide New Hut with greater financial stability, enhance its ability to navigate market cycles and increase its ability to expand and invest in new opportunities.

This recommendation follows Institutional Shareholder Services Inc., the world’s leading provider of corporate governance and responsible investment solutions, recommending that Hut 8 shareholders vote in favour of the resolutions. The details of that announcement can be found here.

“As we continue to make progress toward closing the Transaction with USBTC, we are very pleased that Glass Lewis has recommended Hut 8 shareholders vote in favour of all resolutions to establish New Hut,” said Jaime Leverton, CEO of Hut 8. “With the two top proxy advisory firms in North America advising shareholders to approve this merger, we look forward to completing this Transaction and forming a strengthened, dynamic business backed by both Bitcoin and fiat revenues generated from robust North America-wide operations.”

The completion of the Transaction is subject to certain conditions, including the receipt of the requisite approval from the shareholders of Hut 8 and the stockholders of USBTC, the final order of the Supreme Court of British Columbia at an application which is scheduled for September 15, 2023, USBTC’s registration statement becoming effective, and other closing conditions customary in transactions of this nature. If all necessary approvals are obtained and the conditions to the completion of the Transaction are satisfied or waived, it is currently anticipated that the Transaction will be completed by September 30, 2023.

Shareholder Voting Instructions

All shareholders of record have been sent their confidential control number by mail. Any shareholders who have any questions, or who have not received their control number should contact our proxy solicitation agents, Alliance Advisors, at 1-888-511-2641 toll free in North America or by email at Hut8@allianceadvisors.com.

Shareholders can vote in the following ways:

1.	Online at proxyvote.com using the control number sent to the shareholder address on file

2.	By telephone at 1-800-474-7493 (English) or 1-800-474-7501 (French)

3.	By mail by returning the voting instruction form that has been sent to the shareholder address on file

Institutional Shareholders

If you are an institutional Hut 8 shareholder, and have any issues or questions, contact Morrow Sodali at 1-888-777-2059 toll free in North America, outside of North America call collect 1-289-695-3075 or by email at assistance@morrowsodali.com.

About Hut 8

Through innovation, imagination, and passion, Hut 8’s seasoned executive team is bullish on building and operating computing infrastructure that powers Bitcoin mining, traditional data centres, and emerging technologies like AI and machine learning. Hut 8’s infrastructure portfolio includes seven sites: five high performance computing data centres across British Columbia and Ontario that offer cloud, co-location, managed services, A.I., machine learning, and VFX rendering computing solutions, and two Bitcoin mining sites located in Southern Alberta. Long-distinguished for its unique treasury strategy, Hut 8 has one of the highest inventories of self-mined Bitcoin of any publicly-traded company globally. Follow us on X (formerly known as Twitter) at @Hut8Mining.

Cautionary Note Regarding Forward–Looking Information

This press release includes “forward-looking information” and “forward-looking statements” within the meaning of Canadian securities laws and United States securities laws, respectively (collectively, “forward-looking information”). All information, other than statements of historical facts, included in this press release that address activities, events or developments that the Company expects or anticipates will or may occur in the future, including such things as future business strategy, competitive strengths, goals, expansion and growth of the Company’s businesses, operations, plans and other such matters is forward-looking information. Forward-looking information is often identified by the words “may”, “would”, “could”, “should”, “will”, “intend”, “plan”, “anticipate”, “allow”, “believe”, “estimate”, “expect”, “predict”, “can”, “might”, “potential”, “predict”, “is designed to”, “likely” or similar expressions. In addition, any statements in this press release that refer to expectations, projections or other characterizations of future events or circumstances contain forward-looking information and include, among others, statements with respect to the expected outcomes of the Transaction, including the combined company’s assets and financial position; the ability of Hut 8 and USBTC to complete the Transaction on the terms described herein, or at all, including, receipt of required regulatory approvals, shareholder approvals, court approvals, stock exchange approvals and satisfaction of other closing customary conditions.

Statements containing forward-looking information are not historical facts, but instead represent management’s expectations, estimates and projections regarding future events based on certain material factors and assumptions at the time the statement was made. While considered reasonable by Hut 8 as of the date of this press release, such statements are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to, security and cybersecurity threats and hacks, malicious actors or botnet obtaining control of processing power on the Bitcoin network, further development and acceptance of the Bitcoin network, changes to Bitcoin mining difficulty, loss or destruction of private keys, increases in fees for recording transactions in the Blockchain, erroneous transactions, reliance on a limited number of key employees, reliance on third party mining pool service providers, regulatory changes, classification and tax changes, momentum pricing risk, fraud and failure related to digital asset exchanges, difficulty in obtaining banking services and financing, difficulty in obtaining insurance, permits and licenses, internet and power disruptions, geopolitical events, uncertainty in the development of cryptographic and algorithmic protocols, uncertainty about the acceptance or widespread use of digital assets, failure to anticipate technology innovations, the COVID19 pandemic, climate change, currency risk, lending risk and recovery of potential losses, litigation risk, business integration risk, changes in market demand, changes in network and infrastructure, system interruption, changes in leasing arrangements, failure to achieve intended benefits of power purchase agreements, potential for interrupted delivery, or suspension of the delivery, of energy to the Company’s mining sites, and other risks related to the digital asset and data centre business. For a complete list of the factors that could affect the Company, please see the “Risk Factors” section of the Company’s Annual Information Form dated March 9, 2023, and Hut 8’s other continuous disclosure documents which are available on the Company’s profile on the System for Electronic Document Analysis and Retrieval at www.sedar.com and on the EDGAR section of the U.S. Securities and Exchange Commission’s website at www.sec.gov.

Additional Information about the Transaction and Where to Find It

In connection with the Transaction, that, if completed, would result in New Hut becoming a new public company, New Hut has filed a registration statement on Form S-4 (the “Form S-4”) with the SEC. USBTC and Hut 8 urge investors, shareholders, and other interested persons to read the Form S-4, including any amendments thereto, the Hut meeting circular, as well as other documents to be filed with the SEC and documents to be filed with Canadian securities regulatory authorities in connection with the Transaction, as these materials will contain important information about USBTC, Hut 8, New Hut and the Transaction. New Hut also has, and will, file other documents regarding the Transaction with the SEC. This press release is not a substitute for the Form S-4 or any other documents that may be sent to Hut’s shareholders or USBTC’s stockholders in connection with the Transaction. Investors and security holders will be able to obtain free copies of the Form S-4 and all other relevant documents filed or that will be filed with the SEC by New Hut through the website maintained by the SEC at www.sec.gov or by contacting the investor relations department of Hut 8 at info@hut8.io and of USBTC at info@usbitcoin.com.

No Offer or Solicitation

This press release is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”) or in a transaction exempt from the registration requirements of the Securities Act.

Hut 8 Investor Relations

Sue Ennis

sue@hut8.io

Hut 8 Media Relations

Erin Dermer

erin.dermer@hut8.io